As filed with the Securities and Exchange Commission on September 14, 2020	Number: 333-213428

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

LUNDIN ENERGY AB (PUBL)

(f/k/a LUNDIN PETROLEUM AB (PUBL)

(Exact name of Issuer of deposited securities as specified in its charter)

Sweden

(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS

(Exact name of depositary as specified in its charter)

60 Wall Street

New York, New York 10005

(212) 250-9100

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation

570 Lexington Avenue, Suite 2405

New York, NY 10022

(212) 319-4800

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas

60 Wall Street

New York, New York 10005

(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing	☐ on at a.m. (EST

If a separate registration statement has been filed to register the deposited shares, check the following box. □

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each	N/A	N/A	N/A	N/A
American Depositary Share representing one ordinary share of Lundin Energy AB (publ)

*	Each unit represents one American Depositary Share.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

This Post-Effective Amendment No. 1 is being filed to reflect (i) a change in the name of the issuer; and (ii) an Amendment to the Deposit Agreement reflecting the change in identity of Process Agent. To effect this change, this Post-Effective Amendment No. 1 includes as exhibits an amendment and restatement of the receipt annexed to the Deposit Agreement referred to in Item 3(a) below, as well as, an Amendment to the Deposit Agreement.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt, filed as Exhibit (c) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraph (15)

	(iii)	The collection and distribution of dividends	Paragraph (13)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (12), (14) and (15)

	(v)	The sale or exercise of rights	Paragraphs (2), (6), (13), (16) and (21)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (13) and (16)

	(vii)	Amendment, extension or termination of the deposit arrangements	Paragraphs (20) and (21) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (12)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (4) and (22)

	(x)	Limitation upon the liability of the depositary	Paragraphs (6), (10), (15), (16), (17), (18) and (21)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraph (9)

Item 2.	AVAILABLE INFORMATION	Paragraph (12)

(a) As set forth in Paragraph (12) of the Form of Receipt constituting the prospectus included herein, Lundin Energy AB (publ) publishes information in English required to maintain the exemption from registration under Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (www.lundin-energy.com) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, dated as of September 9, 2016, by and among Lundin Energy AB (publ), Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (including the form of American Depositary Receipt to be issued thereunder, attached as Exhibit A thereto), previously filed as Exhibit (a).to the Form F-6 Registration Statement (no. 333-213428) filed with the Securities and Exchange Commission on September 1, 2016 and incorporated herein by reference.

(b)	Amendment to Deposit Agreement (filed herewith as Exhibit (b))

(c)	Form of American Depositary Receipt (filed herewith as Exhibit (c))

(d)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(e)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(f)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed.

(g)	Certification under Rule 466. (filed herewith as Exhibit (g))

(h)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Previously filed and also set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Lundin Energy AB (publ), Deutsche Bank Trust Company Americas, as depositary, and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 4, 2020.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing ordinary shares of Lundin Energy AB (publ)

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
Name: Michael Tompkins
Title: Director

By:	/s/ Michael Fitzpatrick
Name: Michael Fitzpatrick
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Lundin Energy AB (publ) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stockholm, Sweden on August 20, 2020.

Lundin Energy AB (publ)

By:	/s/ Alex Schneiter
Name: Alex Schneiter
Title: President and Chief Executive Officer

Know all persons by these presents that each person whose signature appears below constitutes and appoints Alex Schneiter and Teitur Paulson, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to registration statement has been signed by the following persons in the capacities indicated on August 20, 2020.

Signatures		Capacity

s/*		Chairman of the Board of Directors
Ian Lundin*

/s/ Alex Schneiter		President and Chief Executive Officer, Director
Alex Schneiter

s/*		Chief Operating Officer
Nick Walker*

/s/ Teitur Paulson		Chief Finance Officer (principal financial officer and principal accounting
Teitur Paulson		officer)

s/*		Director
Ashley Heppenstall*

s/*		Director
Peggy Bruzelius*

s/*		Director
Lukas Lundin*

Director
Grace Reksten Skaugen

Director
Jakob Thomasen

s/*		Director
Cecilia Vieweg*

Director
Torstein Sanness

*By	/s/ Alex Schneiter
Name: Alex Schneiter
Title: Power of Attorney

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Lundin Energy AB (publ), has signed this Post-Effective Amendment No. 1 to Registration Statement in New York, New York, on August 20, 2020.

Depositary Management Corporation, as Authorized U.S. Representative

By:	/s/ George Boychuk
Name:	George Boychuk
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(b) Amendment to Deposit Agreement
(c) Form of ADR
(g) 466 Certification